CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 23, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  00029870

CREAM MINERALS PRESENTS WINE-RADAR LAKE PROPERTY MAP &

WELCOMES NEW INVESTOR RELATIONS REPRESENTATIVE

Vancouver, B.C. – October 23, 2007 – Cream Minerals Ltd. (TSX Venture - CMA) (“Cream” or the “Company”), is pleased to present a map to indicate the location of its Wine–Radar Lake Property and its’ associated Nickel-Copper activities in the Flin Flon area of Manitoba, approximately 15 km north of the Cu-Zn property of VMS Ventures Inc.  In its September 18, 2007, news release, Cream reported a drill core intersection of 66.8 feet assaying 1.30% Ni, 2.27% Cu. 0.319 g/t Au, 0.132 g/t Pt and 0.270 g/t Pd (true width estimated to be 43.6 feet).  Geophysical work to establish future drill locations is set to commence after freeze up.

Sherridon
Sherridon
Nokomis Lake
Wim
Osborne Lake
Squall Lake
New Brittania
Anderson Lake
Dickstone
Photo Lake
Stall Lake
North Star
Rod-Linda
Chisel Open Pit
Wetusko
Ferro
Chisel Lake
CREAM MINERALS LTD.
Wine Claims
66.8 feet
1.3% Ni / 2.27% Cu
Optic Lake
Roblaytin
Reed Lake
Copper Man
Herb Lake Landing
Cranberry Portage
Spruce Point
McClarty Lake
Wekusko
Kof
Silvia Zone
Dyce Siding
Please refer to July 19, 2007 News Release
LEGEND
CREAM MINERALS LTD.
VMS Ventures
Hud Bay Minerals
Mine or deposit location
Roads

The Company is also pleased to announce that, subject to regulatory approval, it has retained the services of Mr. Robert Paul as its Investor Relations Representative.

Robert Paul is an experienced investor relations professional with over 15 years experience in investor relations and corporate finance.  Mr. Paul has served both as a director and senior officer of numerous TSX Venture Exchange mining companies.

Mr. Paul’s role will be to develop and implement an investor relations communications strategy aimed at raising the awareness of the Company within the investment community.

The Company’s internal investor relations and corporate communications budget for fiscal 2008, which includes Mr. Paul’s services, is anticipated to be approximately $200,000.00.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622  Fax: (604) 687-4212  Toll Free: 1-888-267-1400

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

Or,

Catarina Cerqueira, CHF Investor Relations

Tel: (416) 868-1079, Ext. 251  Email: catarina@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.